UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 20, 2026, NETCLASS TECHNOLOGY INC (the “Company”) entered into an outdoor advertising service agreement (the “Outdoor Advertising Service Agreement”) with China Outdoor Media Development Limited, an unaffiliated third party, pursuant to which China Outdoor Media Development Limited agreed to provide outdoor advertising and promotional services in JinMao Tower, Shanghai, to the Company for a period of twelve months commencing on July 21, 2026. As consideration for the services rendered and to be rendered thereunder, the Company issued 320,000 Class A ordinary shares, par value $0.0125 per share (the “Class A Ordinary Shares”) to China Outdoor Media Development Limited.

On July 20, 2026, the Company entered into a technology services agreement (the “Technical Services Agreement”) with Gang Zhu, an unaffiliated third party, pursuant to which Gang Zhu agreed to provide professional technology services in connection with the development and maintenance of the Company’s word-memorizing interactive game system for a period of twelve months commencing on July 21, 2026. As consideration for the services rendered and to be rendered thereunder, the Company issued 240,000 Class A Ordinary Shares to Gang Zhu.

On July 20, 2026, the Company entered into a consulting services agreement (the “Consulting Services Agreement”) with ZEN SONG, an unaffiliated third party, pursuant to which ZEN SONG agreed to provide professional technical consulting services in relation to the Company’s AI-powered professional Portuguese proficiency assessment system for a period of twelve months commencing on July 21, 2026. As consideration for the services rendered and to be rendered thereunder, the Company issued 250,000 Class A Ordinary Shares to ZEN SONG.

The foregoing description of the Outdoor Advertising Service Agreement, Technical Services Agreement, and Consulting Services Agreement (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by reference to the full text of such Agreements, copies of which are filed as Exhibits to this Report on Form 6-K. The Class A Ordinary Shares issuable under the Agreements are being issued as restricted securities in reliance on Section 4(a)(2) or Regulation S promulgated under the U.S. Securities Act of 1933, as amended.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Outdoor Advertising Service Agreement, dated July 20, 2026
99.2	Technical Services Agreement, dated July 20, 2026
99.3	Consulting Services Agreement, dated July 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: July 30, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)